MAYER,
BROWN,
ROWE
& MAW
Mayer, Brown, Rowe & Maw LLP
190 South La Salle Street
Chicago, Illinois 60603-3441
Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrownrowe.com
 Robert J. Wild
Direct Tel (312) 701-8561
Direct Fax (312) 706-8372
rwild@mayerbrownrowe.com

November 23, 2004

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	iPCS, Inc. Amendment No. 3 to Form S-1 Filed November 1, 2004 File No. 333-117944
Amendment No. 2 to Form S-4 Filed November 1, 2004 File No. 333-117942

Dear Ladies and Gentlemen:

On behalf of our client iPCS, Inc., transmitted herewith through the EDGAR electronic filing system pursuant to the Securities Act of 1933, as amended, is: (1) Amendment No. 4 to the Registration Statement on Form S-1 under the Securities Act initially filed with the Securities and Exchange Commission (the "Commission") on August 5, 2004, and as most recently amended by Amendment No. 3 to the Registration Statement on Form S-1 under the Securities Act filed with the Commission on November 1, 2004; and (2) Amendment No. 3 to the Registration Statement on Form S-4 under the Securities Act initially filed with the Commission on August 5, 2004, and as most recently amended by Amendment No. 2 to the Registration Statement on Form S-4 under the Securities Act filed with the Commission on November 1, 2004. Amendment No. 3 to the Registration Statement on Form S-4 has been revised in response to the comments on Form S-1 as applicable.

Set forth below are iPCS' responses to the Staff's oral comments received on November 4, 2004 and written comments received on November 5, 2004 relating to Amendment No. 3 to the Registration Statement on Form S-1 and Amendment No. 2 to the Registration Statement on Form S-4. Each Staff comment is set forth in bold italics and followed immediately by iPCS' response. Page number references relate to the page on which the revised disclosure appears in Amendment No. 4 to the Registration Statement on Form S-1. Capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 4 to the Registration Statement on Form S-1.

I.
Staff Oral Comment Received on November 4, 2004, Regarding Unaudited Pro Forma Condensed Consolidated Financial Information, page 58

1.
Please refer to prior comment number 9. Supplementally provide quantification of the relevant balance sheet items related to your materiality assessment under SAB 99 to support your belief that the impact of the early adoption of fresh-start accounting as of July 1, 2004 did not have a material impact on your financial statements. Also, please expand your disclosure here and on pages 25, 36 and F-74 to state your conclusion that (1) the early adoption of fresh-start accounting did not have a material impact on your financial statements and (2) there were no material conditions precedent to the effectiveness of the plan of reorganization existing as of the July 9, 2004 confirmation date.

  iPCS included the eight days of operations through July 9, 2004 with the results of operations for the period ended September 30, 2004 because iPCS concluded that the results were immaterial to its financial statements for both the period prior to its emergence and for the period ended September 30, 2004. In determining materiality, iPCS considered several factors under SAB 99 to reach this conclusion. As stated in response to your prior comment number 9 in our letter dated November 1, 2004, iPCS' preliminary total revenues and net loss for the quarter ended September 30, 2004 are approximately $55.4 million and $6.1 million, respectively. Of these amounts, iPCS estimates the total revenues and net losses for the eight days through July 9, 2004 are approximately $5.0 million and $230,000, respectively. Because these are the results of the reorganized company, the net loss is from continuing operations and does not include any restructuring or extinguishment of indebtedness charges that related to iPCS prior to emergence. iPCS estimates that including these eight days of results in the predecessor company's final balance sheet would have increased total assets by $3.3 million from approximately $377.0 million to approximately $380.3 million.

  In addition to these quantitative considerations, iPCS also considered the following factors in determining that the results were immaterial to the reorganized company's financial statements:

  •
  The quantitative results for the eight days are estimated using the best information available, but still involve mid-month accounting cutoffs that are atypical from a normal month end close; therefore, the results are not a precise calculation.

  •
  Including the results for the eight days in the financial statements of the reorganized company versus the financial statements of the predecessor company does not mask any change in earnings or trends because under fresh-start accounting, the results following emergence are not comparable with the pre-emergence results.

  •
  The eight days of operations resulted in an insignificant net loss that does not materially change the net results for either the predecessor company or the reorganized company from a net loss to net income or vice versa.

  •
  The net loss for the eight days of operations through July 9, 2004 does not overstate the reorganized company's results to positively affect any management compensation.

  •
  The net loss for the eight days of operations through July 9, 2004 does not overstate the results of the reorganized company so that it positively affects compliance with any indebtedness covenants applicable during either period.

  In the eight days through July 9, 2004, iPCS operated in the ordinary course and there were no other unusual activities or transactions that would need to be considered in determining the materiality of the results of operations for these days. Based on all of these qualitative and quantitative factors, iPCS concluded that including the eight days of operations through July 9, 2004 with the results of the reorganized company to be immaterial to its financial statements as a whole. Moreover, as stated in our letter dated October 1, 2004 in response to prior comment number 35, iPCS confirmed that there were no material conditions precedent to the effectiveness of the plan of reorganization existing as of the July 9, 2004 confirmation date.

        We revised the disclosure in response to your comment. See pages 25, 36, 56 and F-74.

II.
Staff Comment Letter Dated November 5, 2004

Form S-1/A filed November 1, 2004

1.
We note your revisions on page 88 of the registration statement to describe your obligation to file periodic reports since the quarter ending September 2000. Please move this description to the front of your business section, as the description discusses the history of your business. Also, please revise the heading of the section so that it is more descriptive of the disclosure that follows, particularly that the disclosure describes your failure to file periodic reports.

  We revised our disclosure by changing the heading of that section and moving that description to the front of our reorganization section which describes the history of iPCS. See the bottom of page 23 and top page 24.

2.
You state on page 88 that, after the AirGate transaction occurred in 2001, you "continued filing registration statements for the resales of the senior discount notes by [y]our affiliates." Please tell us whether any resales of the notes were made according to these post-effective amendments and tell us whether these notes had been registered for resale originally, including the registration statement file number and filing date in your response. If any of the notes had not been registered, but were sold, please tell us on what exemption to registration under the Securities Act of 1933 you relied. We may have further comment.

  There were no resales of the notes under the post-effective amendments. Because the selling noteholders named in the post-effective amendment did not receive equity in the reorganization but were members of the unsecured creditors committee, iPCS believes that the selling noteholders sold their notes in the over-the-counter market prior to the reorganization confirmation date. The notes were acquired by the selling noteholders in July 2000 and the selling noteholders were not affiliates of iPCS as of a date at least three months prior to their sale; therefore, Rule 144(k) would appear to be an available exemption from registration for those sales.

  The resales of the notes were registered by the Post-Effective Amendment No.1 to Form S-4 on Form S-1, filed on December 20, 2001 (File No. 333-47688) (the "Post-Effective Amendment No. 1"). The Post-Effective Amendment No. 1 registered the resale of the $50,000,000 in aggregate principal amount of iPCS's 14% Senior Discount Notes, due July 15, 2010, of which $300,000,000 in aggregate principal amount was originally registered on the Registration Statement on Form S-4 initially filed by iPCS on October 11, 2000 (and declared effective on January 8, 2001).

3.
You also state in your response to us that "the warrant registration statement 333-47682 did not impose Section 15(d) reporting obligations upon iPCS for any period following the merger closing date," which is November 30, 2001. Please tell us, in light of the Regulation S-K Item 512(a) undertakings in the registration statement and that the merger occurred more than a month after the start of your 2002 fiscal year, why and when you believe your obligation to file periodic reports due to the registered warrants and underlying common stock was suspended. Include in your response whether any resales were made in the interim period between the start of your fiscal year and the merger and what the numbers of record holders of warrants and the common stock (including the warrants) were as of October 1, 2001. We may have further comment.

  Pursuant to the merger agreement with AirGate PCS, Inc. ('AirGate'), upon consummation of the merger on November 30, 2001, the common stock of iPCS was converted into the common stock of AirGate and the warrants to purchase the common stock of iPCS were assumed by AirGate and became exercisable to purchase the common stock of AirGate. No warrants were exercised to acquire common stock of iPCS. The consummation of the merger terminated iPCS' registration obligations with respect to the warrants and the issuance of the underlying shares of common stock.

  iPCS believes it has substantially satisfied its undertakings pursuant to Regulation S-K Item 512(a) through the series of filings pursuant to Rule 425 under the Securities Act of 1933, as amended, as well as the Rule 424(b)(3) prospectus supplement filed on September 11, 2001 and a post-effective amendment pursuant to Rule 462(d) filed on September 18, 2001. Each of those filings were related to the pending merger. However, iPCS acknowledges that it failed to remove from registration by means of a post-effective amendment the warrants and iPCS common stock to be issued upon exercise of the warrants which remained unsold under the Form S-1 at the date of the consummation of the merger pursuant to Item 512(a)(3) of Regulation S-K.

  Applying the criteria under Section 15(d) of the Securities Exchange Act of 1934, as amended, as of October 1, 2001, no warrants had been exercised to acquire iPCS common stock. Because the warrants were held in book entry form in the name of Cede & Co., as nominee, iPCS would not know if there were any resales of the warrants prior to or following October 1, 2001 other than as may be evidenced by comparison of DTC securities position listings. In summary, as of October 1, 2001, there was one holder on the records of the warrant agent, there had been no warrants converted to iPCS common stock and the number of record holders of the iPCS common stock was eight. A Form 15 was filed on July 20, 2004, the effective date of the reorganization.

  As we discussed, we do not believe a Form 15 was required to be filed by iPCS under Rule 15d-6. Our support for this position is based on Questions 32 and 38 of Section M, Exchange Act Rules, of the Manual of Publicly Available Telephone Interpretations (July 1999) which states in relevant part:

    Section 15(d) of the Exchange Act provides an automatic suspension of the periodic reporting obligation as to any fiscal year (except for the fiscal year in which the registration statement became effective) if an issuer has fewer than 300 security holders of record at the beginning of such fiscal year. Under Rule 15d-6, a Form 15 should be filed to notify the Commission of such suspension, but the suspension is granted by statute and is not contingent on filing the Form 15.

4.
Since it appears that Sprint prepares the total population data especially for you and the data is not publicly available, we reissue our prior comment number 2; please file a consent.

  Sprint has compiled the population data for the management of its business and for the administration of iPCS' contractual obligations to it with respect to the build-out of iPCS' network and iPCS' network operations pursuant to the affiliation agreements. This population data is generally based on the publicly available census data, adjusted by estimated growth rates from third party proprietary demographic databases and is further adjusted by Sprint's proprietary processes for its management of its business. Accordingly, Sprint is not functioning as an expert on population data to iPCS.

  We therefore believe that the inclusion of such data does not trigger the requirement for a consent under Rule 436 of the Securities Act of 1933, as amended.

Form S-4/A filed November 1, 2004

5.
To the extent applicable, please revise the registration statement to comply with the comments we have issued in our September 10, 2004, October 15, 2004, October 26, 2004 and November 5, 2004 letters.

  Amendment No. 3 to the Registration Statement on Form S-4 has been revised in response to the comments you have issued in your September 10, 2004, October 15, 2004, October 26, 2004 and

  November 5, 2004 letters, in addition to your oral comments. Such revisions include, without limitation, revisions on pages i, 8, 20, 47 and 158 in response to your oral comments.

6.
Since you are relying on the staff's position in the Morgan Stanley & Co. Incorporated no-action letter (June 5, 1991) concerning your exchange offer, please also provide the transmittal letter representation described in the letter.

  We have included in the transmittal letter filed as Exhibit 99.1 on the bottom of page 3 and the second full paragraph of page 5 representations referenced on the top of page 5 of the Morgan Stanley & Co. Incorporated no-action letter (June 5, 1991) to be made by the exchange offeree. We have also revised the plan of distribution to address these representations. See page 162.

We believe that the foregoing responses adequately address the concerns of the Staff. Please direct any questions or comments regarding this filing to the undersigned at (312) 701-8561 or to Paul Theiss at (312) 701-7359.

Very truly yours,

/s/  ROBERT J. WILD

Robert J. Wild

cc:	Nicole Holden, Staff Accountant Ivette Leon, Senior Staff Accountant Cheryl Grant, Staff Attorney Jennifer Hardy, Senior Staff Attorney Timothy M. Yager, iPCS, Inc.